January 15, 2010

Ms. Kathleen Collins
Accounting Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 4561
Washington, D.C. 20549

Re:	Your letter dated December 17, 2009 LaserCard Corporation Form 10-K for the Fiscal Year Ended March 31, 2009 Filed June 15, 2009 File No. 0-6377

Dear Ms. Collins:

We have reviewed your letter dated December 17, 2009 and we have provided the following responses and supplementary information.  For ease of reference, we have keyed each of our responses below to the comment number set forth in your letter.

Form 10-K for the Fiscal Year Ended March 31, 2009

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Consolidated Results of Operations, page 29

1.
We note that the volume of cards shipped during the period directly impacts the fluctuations in your optical memory card revenues.  In addition, your disclosures on page 32 indicate that production unit volume greatly affects gross margins due to the absorption of fixed manufacturing costs.  Considering the volume of cards produced and the numbers of cards shipped appear to be key contributors to fluctuations in your revenues and gross margins, tell us what consideration you gave to disclosing the number of units shipped and produced in each period and to including a discussion of the reasons for material fluctuations in such volumes.  We refer you to Section to III.B.1 of SEC Release 33-6835 for guidance.

Response:  While unit volume does impact both revenue and cost, it would be an over simplification to make an absolute direct comparison.  We produce cards of various types with varying features and complexity.  Card prices on individual programs typically vary by a factor of two and could vary by a factor of four from the lowest priced to the highest priced card.  So shipments of the same quantity of cards in different periods would lead to possible significant revenue and variable cost differences due to mix.  Pricing is based largely on cost, so cost of goods sold and gross profit are more directly related to revenue dollars than to unit volume.  Overhead absorption, while sensitive to unit volume, also varies by card type depending upon the manufacturing complexity of each card design.  Accordingly, we believe that our disclosure is sufficient for the understanding of the sensitivity of profits to volume.

LaserCard Corporation
1875 North Shoreline Boulevard, Mountain View, CA 94043.  Tel (650) 969-4428.  Fax (650) 969-6121.  www.lasercard.com

Ms. Kathleen Collins
Securities and Exchange Commission
January 15, 2010

For clarification, we intend to modify our disclosure in the “Gross Margin” section of the MD&A as follows;

“Production unit volume combined with the mix of card types greatly affects gross margin due to the absorption of fixed manufacturing costs.”

We discuss revenue levels but not unit volume for other reasons as well.  We are in a highly competitive market competing with companies larger than ourselves.  Disclosure of unit quantities would lead to easy calculation of our selling prices.  This would put us at a severe disadvantage versus our competitors that could more easily mask such information.  Also, we sell through various market channels including agents, systems integrators and value added resellers.  Public disclosure of our selling prices could put pressure on their pricing negotiations with the ultimate customer.  Even so, we believe that our disclosure of revenue by program gives the reader a deep understanding of our operations.

We disclose in our risk factors, beginning on page 16, our risk due to concentration of revenue, the fact that we have limited insight to quarterly revenue levels because of our indefinite delivery/indefinite quantity contracts and purchase orders with customer cancelation rights.  This makes it difficult for us to forecast revenue or unit volume for future periods.  For this reason we do not provide revenue guidance other than based upon disclosed backlog and program run rates that may vary significantly from quarter to quarter.

Note 2.  Summary of significant Accounting Policies, page 52

(19) Revenue Recognition, page 61

2.
We note from your response to prior comment 3 that you consider the $1 million annual renewal rate to be substantive because it is a “significant dollar amount in relation to the total contract.”  Considering the annual renewals are optional, please explain further why you included all 13 years in your substantiveness test as opposed to performing your analysis separately for each renewal period.  Also, it is also not clear why you performed your substantive test based on the total arrangement fee, including all optional renewal periods ($40.5 million) as opposed to the amount of the initial arrangement fee, excluding the renewal periods ($27.5 million).  In this regard, tell us how you determined that the $1.0 million annual renewal fees are substantive.

 Ms. Kathleen Collins
Securities and Exchange Commission
January 15, 2010

Response:  To determine that the annual renewal rate of $1.0 million is substantive and constitute VSOE of fair value, we applied TPA 5100.54, “Fair value of PCS in a multi-year time-based license and software revenue recognition”, as an analogy because the agreement includes a multi-year time-based license, and mandatory and optional support packages. We determined the optional support renewal rate to be substantive after we considered the following:

•	The three-year period of the initial mandatory support package included in the bundled arrangement is relatively short compared to the 16-year remaining term of the license.

•	The aggregate renewal term of the annual optional support of 13 years is substantially longer than the three-year mandatory support included in the bundled arrangement.

•
The considerable value in the bundled arrangement of $27.5 million consists of the technology license, production equipment with substantial value, installation of the production equipment, training and the mandatory support package.  As such, the optional support renewal fee of $1 million per year over a period of 13 years can be derived as substantive.

3.
We further note your statement which indicates that the software guidance in ASC 605-25 (formerly SOP 97-2) and TPA 5100.54 were used as “an analogy and not due to the software content of any support item.”  In addition, based on your prior response and the disclosures in the filing, it appears that you plan to account for the service renewals ratably over the service period in accordance with ASC 605-20 (formerly FTB 90-1).  Clarify for us, how you determined that ASC 605-20 is the applicable guidance as it is not clear how this arrangements meets the criteria of a “separately priced” extended warranty or maintenance contract.  Also, please clarify for us the nature of the support to be provided and tell us why you believe there is not software maintenance being performed as part of this arrangement.

Response:  We considered the 13-year optional support separately priced since the customer has the option to purchase the services provided under the contract for an expressly stated amount from the price of the product, i.e. $1 million each option year.  The $1.0 million annual optional support will be recognized ratably over a 12-month period following ASC 605-20.

The support to be provided is specified as one employee or subcontractor of DTC (now LaserCard Corporation) who will provide ongoing assistance with respect to the Card Manufacturing Technology including informing the buyer of technology updates, as defined; and monitoring of the buyers’ quality of manufactured cards.  In the event technology updates include the introduction of new equipment, the buyer will need to purchase such equipment separately if they decide to implement the update.  In the event we determine the manufactured cards do not meet specified quality standards, the buyer must use commercially reasonable and diligent efforts to rectify the problem.  In the event, we are asked to provide assistance, the buyer must pay us an additional reasonable consulting fee.   We have no responsibility for providing software updates or bug fixes under this support agreement.  Embedded process software for the equipment is perfunctory to the functionality of the technology upgrade and will be supported separately under the warranty for the purchased equipment.  These warranties vary by manufacturer for periods of one year or less depending on the item.

 Ms. Kathleen Collins
Securities and Exchange Commission
January 15, 2010

LaserCard management acknowledges that the Company is responsible for the adequacy and accuracy of the disclosure in the filing; staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please let me know if additional information is needed and when your review is complete.

Sincerely,

/s/ Steven G. Larson
Steven G. Larson Vice President, Finance LaserCard Corporation